02038543

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 3 1 2002 WASH. D.C. 161 SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 30, 2002

Zi Corporation
Commission File No. 0-24018
(Translation of registrant's name into English)

PROCESSED
JUN 1 1 2002
THOMSON
FINANCIAL

Suite 300, 500-4th Avenue SW
Calgary, Alberta, Canada T2P 2V6
(Address if principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2-2(b) under the *Securities Exchange Act of 1934*

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- N/A

zi corporation

Q1

March 31, 2002

Financial Highlights

(thousands of CDN$ except per share amounts)	2002	2001
Revenue	**$ 2,312**	$ 1,323
Gross margin	**2,133**	1,061
EBITDA* (loss)	**(4,057)**	(2,946)
Per share – basic	**(0.11)**	(0.08)
Per share – diluted	**(0.11)**	(0.08)
Earnings (loss)	**(5,670)**	(3,042)
Per share – basic	**(0.15)**	(0.08)
Per share – diluted	**(0.15)**	(0.08)
Outstanding shares, weighted average	**37,585**	37,033
Outstanding shares, end of period	**37,723**	37,036

All dollar amounts are in Canadian dollars and in accordance with generally accepted accounting principles in Canada. This information should be read in conjunction with the company's financial statements and notes.

*EBITDA – Earnings before interest, taxes, depreciation and amortization

report to shareholders

The first quarter of 2002 has been important for Zi Corporation. The Company saw 25 new eZiText®-enabled products introduced to the market by our customers; added five new licensees; increased revenue from each division; and, has taken steps to monetize our investments. We also announced new and enhanced products as part of our core offering and received favorable rulings in two patent infringement lawsuits in the United States. This momentum positions us well to achieve our goal of 120 unique eZiText-enabled handsets in the global market by the end of this year.

In the first quarter of 2002, Zi's revenues were $2.3 million compared to $1.3 million in the first quarter of 2001. On a business unit basis, Zi Technology, which includes our core product, eZiText, generated a $31,000 operating profit for the quarter compared to a loss of $737,000 a year earlier. Our e-Learning investment achieved revenues of $300,000. This includes $125,000 from Oztime, which is due to signing new customers including Nokia, Ericsson, the State Statistics Bureau, various central government departments, Chongqing Electric and Haidan University in China.

During the first quarter, Zi acquired the Magic Lantern group of companies (MLC) to complement our e-Learning investment. This acquisition provides an opportunity to increase MLC's North American revenue stream and offers the potential to source content for global distribution through channels in China and abroad. As well, MLC provides Zi an immediate $5 million in revenue and significant progress towards our e-Learning monetization strategy.

Zi Services' results, however, continued to be dampened by the cost and time-to-market for VoIP and Bluetooth™ technology. Although we have restructured this business unit to reflect market realities, Zi Services continues to face challenges. At this time, we are reconsidering our contract with Cidco Communications and are taking immediate, strategic moves to reduce or eliminate the cash burn associated with Zi Services.

As we move into the second quarter, and while it is difficult to predict a full market recovery, we remain optimistic about the year, expect to see strong revenue growth from our Zi Technology business unit, and are proceeding with our strategy to maximize value and monetize our e-Learning investments.

May 15, 2002

This Q1 2002 Interim Report to Shareholders contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties detailed in our annual reports on Form 20-F filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statement.

management's discussion and analysis

This management's discussion & analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the MD&A included in the Zi Corporation 2001 annual report. All figures are expressed in Canadian dollars.

Zi Corporation develops intelligent interface solutions to significantly enhance the usability of mobile and consumer electronic devices. The Company's technology products make electronic devices including mobile phones, hand-held computers and television set-top boxes easier to use in almost any language. With a focus on developing and marketing innovative technologies that meet current and future market demands, Zi helps manufacturers of electronic devices enhance the user experience.

The Company's core technology product, eZiText®, and the Company's new input mode, eZiTap™, are predictive text input solutions that predict words and/or phrases for use in messaging and other text applications in nearly 40 ideographic and alphabetic languages and dialects. By offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing.

Zi's eZiText and eZiTap customers include original equipment manufacturers (OEMs) and original design manufacturers (ODMs).

Zi's new eZiNet™ network-based platform enables the integration of the device with the mobile telecom network. eZiNet will enable handset manufacturers and network operators to provide users with access to media-rich content and information stored on a network, despite the memory restrictions of the device.

In addition to its core business, Zi holds two major investments:

Zi Services, the telecom engineering division of Zi Corporation, provides specialized product development and customized solutions in Bluetooth™, VoIP and man-machine interface design.

Zi's e-Learning investment includes Oztime, English Practice and the Magic Lantern group of companies. Together, these companies provide e-learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Revenue

Total revenue for the three months ended March 31, 2002 was $2.3 million, an increase of 75 per cent over first quarter 2001 revenue of $1.3 million. Revenue in the first quarter of 2002 was earned from 17 eZiText licensees compared to 10 in the first quarter of 2001 and 14 in the fourth quarter of 2001.

In the quarter, 25 new models embedded with eZiText were released into the market, bringing the total to 87.

Other product revenue of $0.3 million includes revenue from Oztime, English Practice, and Magic Lantern. As Oztime's products gain market acceptance, revenue is increasing. Also included is revenue from Magic Lantern, which was acquired effective March 18, 2002.

Gross margin on revenue was $2.1 million, nearly double last year's first quarter gross margin of $1.1 million. This quarter's gross margin is 92 per cent of revenue compared to 80 per cent in the first quarter of the prior year. The increase in gross margin as a percentage of revenue is attributable to the increase in license fees, which have higher gross margins.

Operating Costs and Expenses

Selling, general & administrative expenses ("SG&A") were $4.7 million compared to $4.8 million in the three months ended March 31, 2001. The current quarter's SG&A includes $0.3 million in costs related to closing the Japan office.

Product research and development expense increased to $1.5 million from $1.3 million in same quarter of the prior year. As the number of products that Zi offers to the market increases, the cost of ongoing product research development and maintenance also increases.

Amortization increased to $1.6 million from $0.8 million for the same period in the prior year. This increase is due to higher deferred software development costs in 2001 and includes a decrease in amortization of $0.2 million due to the adoption of the new accounting policy with respect to amortization of goodwill.

The Canadian dollar did not fluctuate significantly relative to the US dollar from December 31, 2001 to March 31, 2002 and therefore our foreign exchange loss is less than $0.1 million for the three months ended March 31, 2002. During the three months ended March 31, 2001, the Canadian dollar weakened significantly in relation to the US dollar. As a result, a foreign exchange gain of $2.0 million was recorded in the first quarter of 2001.

Our operating loss before foreign exchange and amortization improved to $4.1 million from $4.9 in the same period last year. This improvement is attributable to our increase in revenues and gross margin over last year offset by an increase in product research and development expense.

Interest income has declined as our cash balances and interest rates have declined. Interest rates in the first quarter of 2002 were approximately two per cent compared to approximately five per cent in the first quarter of 2001.

The net loss was $5.7 million for the three-month period in 2002 compared to $3.0 million a year earlier. This increase is due to: a decrease in foreign exchange gain of $2.0 million; a decrease in interest income of $0.7 million; an increase in amortization of $0.8 million; and an increase in product research and development expense of $0.2 million; offset by an increase in gross margin of $1.1 million.

Liquidity and capital resources

At March 31, 2002, the Company holds $19.9 million in cash and liquid investments.

Funds applied to operations were $4.0 million in the current quarter and $2.3 million in the prior year three-month period. Adjusted for foreign exchange differences and software development costs, funds applied to operations improved by $1.1 million or 19% to $4.5 million.

During the quarter, $1.5 million was required for working capital compared to the first quarter of 2001, which generated $0.8 million.

Investing activities in the current quarter were $4.8 million compared to $1.6 million a year earlier. In the first quarter of 2002, $1.9 million of cash was used to acquire Magic Lantern and $2.2 million to acquire short-term investments. Excluding those two items, cash used in investing activities was $0.6 million compared to $1.6 million in the prior year. This reduction is due to the decrease in deferred development costs of $0.8 million, year over year.

For the three months ended March 31, 2002, the Company had a net cash outflow of $10.0 million, including short-term investments and acquisitions, compared to a net cash outflow in the previous year's first quarter of $3.2 million.

CONSOLIDATED BALANCE SHEETS

	March 31 2002	December 31 2001	March 31 2001
Assets	**(unaudited)**	(audited)	(unaudited)
Current assets			
Cash and cash equivalents	**$ 9,045,649**	$ 19,090,964	$ 43,715,481
Short-term investments	**10,815,017**	8,577,503	–
Accounts receivable	**4,412,347**	2,752,262	2,198,965
Work-in-progress and inventory	**318,949**	509,298	–
Prepayments and deposits	**1,827,543**	909,388	1,553,798
	26,419,505	31,839,415	47,468,244
Capital assets – net (note 3)	**4,546,519**	3,160,008	3,224,118
Intangible assets – net (note 4)	**14,296,340**	13,082,923	9,137,154
	$ 45,262,364	$ 48,082,346	$ 59,829,516
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and accrued liabilities	**$ 4,044,326**	$ 3,097,692	$ 2,820,448
Deferred revenue	**820,137**	773,115	–
Current portion of capital lease obligations	**192,898**	175,996	149,814
Promissory notes payable (note 5)	**867,356**	–	–
	5,924,717	4,046,803	2,970,262
Capital lease obligations	**120,674**	159,013	220,551
	6,045,391	4,205,816	3,190,813
Shareholders' equity			
Share capital (note 6)	**95,881,873**	94,871,503	91,993,823
Deficit	**(56,664,900)**	(50,994,973)	(35,355,120)
	39,216,973	43,876,530	56,638,703
	$ 45,262,364	$ 48,082,346	$ 59,829,516

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three months ended March 31 (unaudited) 2002	2001
Revenue		
License and implementation fees	$ 1,850,290	$ 1,151,163
Engineering services	114,147	94,268
Other products	347,500	77,114
	2,311,937	1,322,545
Cost of sales		
License and implementation fees	53,657	223,208
Engineering services	47,042	38,535
Other products	78,722	–
	179,421	261,743
Gross margin	2,132,516	1,060,802
Operating expenses		
Selling general and administrative	(4,716,799)	(4,751,860)
Product research and development	(1,469,777)	(1,251,926)
Depreciation and amortization	(1,627,163)	(777,455)
Foreign exchange (loss) gain	(2,622)	1,997,339
Operating loss before undernoted	(5,683,845)	(3,723,100)
Interest on leases	(34,228)	(7,951)
Other interest expense	(1,318)	–
Interest income and other income	62,214	732,186
Loss before income taxes	(5,657,177)	(2,998,865)
Income taxes	(12,750)	(43,572)
Net loss	(5,669,927)	(3,042,437)
Deficit, beginning of period	(50,994,973)	(32,312,683)
Deficit, end of period	$ (56,664,900)	$ (35,355,120)
Basic loss per share	$ (0.15)	$ (0.08)
Diluted loss per share	$ (0.15)	$ (0.08)
Weighted average common shares	37,584,679	37,032,978
Common shares outstanding, end of period	37,723,350	37,035,967

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31 (unaudited)	
	2002	2001
Operating activities:		
Net loss	**$ (5,669,927)**	$ (3,042,437)
Items not affecting cash:		
Loss (gain) on dispositions of capital assets	**78,305**	(20,983)
Depreciation and amortization	**1,627,163**	777,455
Funds applied to operations	**(3,964,459)**	(2,285,965)
(Increase) decrease in non-cash working capital	**(1,503,118)**	777,899
Cash flow applied to operations	**(5,467,577)**	(1,508,066)
Financing activities:		
Proceeds from issuance of common shares	**220,370**	18,000
Payment of capital lease obligations	**(21,438)**	(37,000)
Payment of notes payable	**(7,947)**	–
	190,985	(19,000)
Investing activities:		
Short-term investments	**(2,237,514)**	–
Acquisition of subsidiaries net of cash acquired	**(1,884,433)**	–
Purchase of capital assets	**(66,650)**	(294,979)
Software development costs	**(580,126)**	(1,353,547)
Other deferred costs	**–**	(793)
	(4,768,723)	(1,649,319)
Net cash outflow	**(10,045,315)**	(3,176,385)
Cash and cash equivalents, beginning of period	**19,090,964**	46,891,866
Cash and cash equivalents, end of period	**$ 9,045,649**	$ 43,715,481
Non cash financing activity		
Equipment acquired under capital lease	**$ –**	$ 16,351
Acquisition of subsidiaries	**$ 790,000**	$ –
Components of cash and cash equivalents		
Cash	**$ 3,346,813**	$ 3,084,752
Cash equivalents	**$ 5,698,836**	$ 40,630,729
Supplemental cash flow information		
Cash paid for interest	**$ 35,546**	$ 7,951

See accompanying notes to consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the period ended March 31, 2002 ("unaudited")

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared using the historical cost basis in accordance with accounting principles generally accepted in Canada and the United States except as disclosed in note 11 of the December 31, 2001 financial statements, applied on a basis consistent with the most recent annual consolidated financial statements. The Company's significant accounting policies are described in the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with those consolidated financial statements.

Short-term investments

Short-term investments include term deposits and other highly liquid investments with original maturities greater than three months.

Intangible assets

The Company records intangible assets at cost and provides for amortization over their expected useful lives using the straight-line method. Distribution agreements are amortized over the terms of the distribution agreements.

Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted the CICA Accounting Standards Board Section 3062, "Goodwill and Other Intangible Assets". Section 3062 establishes new standards for goodwill acquired in a business combination, including the elimination of the amortization of goodwill in favour of periodically evaluating goodwill for impairment. In accordance with the transitional provisions of Section 3062, the Company is in the process of evaluating their goodwill and intangibles for impairment and will complete their analysis by June 30, 2002.

2. ACQUISITIONS

Acquisition – Magic Lantern Communications Ltd ("Magic Lantern")

Effective March 18, 2002, the Company acquired all the issued and outstanding shares of Magic Lantern. Magic Lantern is a Canadian education content provider with two subsidiaries: Tutorbuddy Inc. which is wholly owned; and Sonoptic Technologies Inc. ("STI"), which is 75 per cent owned by Magic Lantern. The remaining 25 per cent of STI is held by Provincial Holdings Ltd. ("PHL") and is subject to a redemption agreement.

Magic Lantern was acquired for cash consideration of $1,850,000, and 100,000 common shares of Zi Corporation with a value of $790,000. Of the Zi common shares issued, 35,000 shares have been placed in escrow subject to future performance obligations. In addition, there were acquisition costs amounting to $161,649 to effect the business combination.

For the period ended March 31, 2002 ("unaudited")

Under the terms of the redemption agreement dated March 15, 1995, STI may redeem the 25 shares held by PHL in minimum numbers of five after December 31, 1997 provided STI has repaid all indebtedness to PHL (note 5), and must be redeemed on or before September 20, 2002. The redemption price is calculated at the higher of $0.04 per share or $0.04 per share plus the pro rata share of the increase in retained earnings of STI from March 1995 to the date of redemption. At the date of acquisition and at March 31, 2002, STI had a deficit.

Net assets acquired:	
Bank indebtedness	$ (34,433)
Non-cash working capital	52,765
Promissory notes payable	(875,303)
Capital assets	1,623,718
Software development costs	734,902
Distribution agreements	1,300,000
	$ 2,801,649

3. *CAPITAL ASSETS*

	Cost	Accumulated amortization	Net book value
March 31, 2002			
Computer and office equipment	**$ 6,509,101**	**$ 2,150,685**	**$ 4,358,416**
Leasehold improvements	**598,278**	**410,175**	**188,103**
	$ 7,107,379	**$ 2,560,860**	**$ 4,546,519**
December 31, 2001			
Computer and office equipment	$ 5,054,400	$ 2,139,247	$ 2,915,153
Leasehold improvements	637,635	392,780	244,855
	$ 5,692,035	$ 2,532,027	$ 3,160,008
March 31, 2001			
Computer and office equipment	$ 4,291,075	$ 1,455,144	$ 2,835,931
Leasehold improvements	624,357	236,170	388,187
	$ 4,915,432	$ 1,691,314	$ 3,224,118

For the period ended March 31, 2002 ("unaudited")

4. *INTANGIBLE ASSETS*

	Cost	Accumulated amortization	Net book value
March 31, 2002			
Patents	**$ 835,109**	**$ 230,911**	**$ 604,198**
Software development costs	**16,415,794**	**7,268,723**	**9,147,071**
Goodwill and human capital	**4,793,956**	**1,756,224**	**3,037,732**
Acquired software licenses	**75,645**	**35,664**	**39,981**
Deferred start-up costs	**306,143**	**138,785**	**167,358**
Distribution agreements	**1,300,000**	**–**	**1,300,000**
	$ 23,726,647	**$ 9,430,307**	**$ 14,296,340**
December 31, 2001			
Patents	$ 850,390	$ 217,980	$ 632,410
Software development costs	15,100,766	5,975,729	9,125,037
Goodwill and human capital	4,793,956	1,697,431	3,096,525
Acquired software licenses	75,645	29,360	46,285
Deferred start-up costs	306,143	123,477	182,666
	$ 21,126,900	$ 8,043,977	$ 13,082,923
March 31, 2001			
Patents	$ 468,000	$ 138,272	$ 329,728
Software development costs	8,657,372	4,103,503	4,553,869
Goodwill and human capital	4,793,954	844,629	3,949,325
Acquired software licenses	75,645	–	75,645
Deferred start-up costs	306,143	77,556	228,587
	$ 14,301,114	$ 5,163,960	$ 9,137,154

5. *PROMISSORY NOTES PAYABLE*

The Company has promissory notes payable of the following:

Provincial Holdings Ltd. ("PHL")	$ 750,000
Atlantic Canada Opportunities Agency ("ACOA")	63,473
Richard Wolff Enterprises, Inc.	53,883
Total	$ 867,356

The PHL loan to STI is subject to an agreement dated March 15, 1995, which provides for, among other things, repayment in full of principal plus accrued interest at the earlier of redemption of shares (note 2) or September 30, 2002. This loan is collateralized by a demand promissory note and bears interest at 6% per annum, compounded annually.

STI has three unsecured non-interest bearing loans from ACOA repayable in monthly installments of $2,260. The loans will be repaid in full on February 1, 2004, March 1, 2004 and April 1, 2007.

In September 2000, pursuant to an asset purchase agreement between Magic Lantern and Richard Wolff Enterprises, Inc., Magic Lantern entered into four non-interest bearing promissory notes for US$25,000 each, due on February 1, 2001, September 1, 2001, February 1, 2002 and September 1, 2002. The February 1, 2001 and September 1, 2001 notes were paid in full. The February 1, 2002 note was amended and is being repaid in five equal installments of US$5,000 commencing February 1, 2002.

For the period ended March 31, 2002 ("unaudited")

6. SHARE CAPITAL

During the period, 38,700 share options were exercised for proceeds of $220,370 and 100,000 shares valued at $790,000 were issued with respect to the Magic Lantern acquisition (note 2).

Effective January 1, 2002, Canadian Generally Accepted Accounting Principles requires disclosure of the impact on net income using the fair value method for stock options issued on or after January 1, 2002. The Company uses the intrinsic value method. Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is immaterial based on the number of stock options granted during the three months ended March 31, 2002.

7. SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates three reportable geographic segments through four reportable business units:

	Revenue					
	License and implementation fees	Engineering services	Software and other	Total	Operating profit (loss)	Identifiable assets
2002						
Zi Technology	**$ 1,850,290**	**$ –**	**$ –**	**$ 1,850,290**	**$ 31,055**	**$ 5,789,487**
Zi Services	**–**	**114,147**	**47,818**	**161,965**	**(1,370,112)**	**13,118,509**
e-Learning	**–**	**–**	**299,682**	**299,682**	**(1,062,634)**	**5,651,539**
Other	**–**	**-**	**–**	**–**	**(3,282,154)**	**20,702,829**
Total	**$ 1,850,290**	**$ 114,147**	**$ 347,500**	**$ 2,311,937**	**$ (5,683,845)**	**$ 45,262,364**
2001						
Zi Technology	$ 1,151,163	$ –	$ –	$ 1,151,163	$ (736,612)	$ 49,332,768
Zi Services	–	94,268	–	94,268	(2,109,518)	4,645,899
e-Learning	–	–	77,114	77,114	(105,513)	42,927
Other	–	–	–	–	(771,457)	5,807,922
Total	$ 1,151,163	$ 94,268	$ 77,114	$ 1,322,545	$ (3,723,100)	$ 59,829,516

Other includes unallocated segment expenses such as legal fees, public company expenses, and head office costs.

	Revenue					
	License and implementation fees	Engineering services	Software and other	Total	Operating profit (loss)	Identifiable assets
2002						
Canada	**$ 861,063**	**$ –**	**$ 188,511**	**$ 1,049,574**	**$ (1,975,261)**	**$ 31,331,019**
China	**499,655**	**114,147**	**158,989**	**772,791**	**(2,889,152)**	**12,953,023**
Other	**489,572**	**–**	**–**	**489,572**	**(819,432)**	**978,322**
Total	**$ 1,850,290**	**$ 114,147**	**$ 347,500**	**$ 2,311,937**	**$ (5,683,845)**	**$ 45,262,364**
2001						
Canada	$ 240,136	$ 6,480	$ 1,576	$ 248,192	$ 629,609	$ 52,864,498
China	596,508	87,788	1,090	685,386	(2,547,263)	5,812,709
Other	314,519	–	74,448	388,967	(1,805,446)	1,152,309
Total	$ 1,151,163	$ 94,268	$ 77,114	$ 1,322,545	$ (3,723,100)	$ 59,829,516

corporate information

Directors

Derrick R. Armstrong
Director

Howard R. Balloch
Director

Simon X. Jiang
Director

Michael E. Lobsinger
Chairman of the Board

Rod M. Love
Director

Thompson MacDonald
Director

Michael A.R. Mackenzie
Director

Senior Management Team

Michael E. Lobsinger
Chairman and Chief Executive Officer

Gary Kovacs
President

George Tai
Chief Operating Officer

Dale Kearns
Chief Financial Officer

Todd Simpson
Chief Technology Officer

Additional information is available
on the Company's website, or by contacting:

Investor Relations
T: 403.233.8875
F: 403.233.8878
E: investor@zicorp.com
W: www.zicorp.com

Banker

HSBC Bank Canada

Legal Counsel

Armstrong Perkins Hudson
Barristers and Solicitors

Auditor

Deloitte & Touche LLP

Transfer Agent

CIBC Mellon Trust Company

Stock Exchange Listing

NASDAQ: ZICA
Toronto Stock Exchange: ZIC

zi corporation

T: 403.233.8875 F: 403.233.8878
E: investor@zicorp.com
W: www.zicorp.com

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2002

Zi Corporation

By: Neil Frizzell

Name: ______________________

Title: Vice President, General Counsel